SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Of our subsidiary

Banco de Credito del Peru:

Calle Centenario 156

La Molina

Lima 12, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

April 23, 2020

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with the Form 6-K furnished to the SEC on March 23, 2020, Credicorp Ltd. (the ‘Company’) notifies you, as a material event, that the Board of Directors of the Company, in its session held on April 23, 2020, agreed unanimously on the following matters:

1.	To set the date for the Annual General Meeting of Shareholders for Friday, June 5, 2020, at 3 p.m. (Peru time) in a pure virtual meeting through an electronic portal. In accordance with the Company’s Bye-Laws, if the required quorum is not met in the first instance, the meeting will be postponed until Friday, June 12, 2020, at the same place (electronic portal) and time.

The Board has established that those shareholders who are officially registered as shareholders of the Company as of Tuesday, May 6, 2020 (‘Record Date’) will be entitled to attend and vote in the above-mentioned meeting.

2.	The Agenda defined for such Annual General Meeting of Shareholders will address the following matters:

•	Presentation by the Chairman of the Board of the Annual Report for the financial year ended December 31, 2019.

•	Presentation by the Chairman of the Board of the audited consolidated financial statements of the Company and its subsidiaries for the financial year ended December 31, 2019, including the report of the external auditors of the Company thereon.

•	To elect Directors of the Company and define their remuneration.

The proposed candidates are:

a)	Antonio Abruña Puyol
b)	Maite Aranzábal Harreguy
c)	Fernando Fort Marie
d)	Alexandre Gouvea
e)	Patricia Lizárraga Guthertz
f)	Raimundo Morales Dasso
g)	Irzio Pinasco Menchelli
h)	Luis Enrique Romero Belismelis

•	To partially amend the Bye-laws, to amend, among other provisions, Bye-law 4.11 with respect to the number of Directors.

•	To appoint the external auditors of the Company to perform such services for the 2020 financial year.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2020

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative